UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

Appointment of Director; Appointment of Chairman

On January 15, 2024, the Board of Directors (the “Board”) of Kazia Therapeutics Limited (the “Company”) appointed Robert Apple to the Board. On January 18, 2024, the Company issued a Press Release titled, “Kazia Continues Board Renewal with Two New Appointments.” A copy of this release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Mr. Apple brings more than 25 years of senior leadership experience in the pharma industry to the Company, including 16 years with Antares Pharma, Inc. (“Antares”), where he served as Senior Vice President, Chief Financial Officer, Corporate Secretary, President, and Chief Executive Officer. Prior to Antares, Mr. Apple was Chief Operating and Financial Officer at InKine Pharmaceutical Company. Mr. Apple served on the Board of Directors at Antares from 2016 until May 2022. Mr. Apple has also served on the Boards of, InKine Pharmaceutical, PaxMedica Inc, and Kerathin Inc. He also held prior roles at Genaera Corporation, Liberty Technologies, and Arthur Andersen & Company. Mr. Apple has a Bachelor of Accounting from Temple University, Philadelphia.

The Board also appointed Bryce Carmine to the role of Chairman of the Board, effective as of January 10, 2024.

Mr. Carmine joined the Board as a Director in 2015, following a long and distinguished career at Eli Lilly & Co. (“Lilly”) where he served as Executive Vice President, and also as President for Lilly Bio-Medicines. Prior to this, he led the Global Pharmaceutical Sales and Marketing division and was a member of the company’s Lilly’s Executive Committee. Mr. Carmine previously held a series of product development portfolio leadership roles at Lilly culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Lilly.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quotes of Dr. John Friend in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-259224 and 333-276091).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated January 18, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 18 January 2024